UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

Stratasys Ltd.

(Name of Subject Company (Issuer))

Nano Dimension Ltd.

(Name of Filing Person (Offeror))

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M85548101

(CUSIP Number of Class of Securities)

Yael Sandler

2 Ilan Ramon, Ness Ziona,

7403635, Israel

+972-73-7509142

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Calculation Of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a potential tender offer by Nano Dimension Ltd., a company organized under the laws of the State of Israel (“Nano Dimension”), and/or a subsidiary or affiliate thereof to acquire all of the issued ordinary shares (excluding treasury shares) in the capital of Stratasys Ltd. (“Stratasys” or the “Issuer”) not already owned by Nano Dimension for cash consideration of US$20.05 per share pursuant to a non-binding indicative offer proposal dated April 3, 2023 submitted by Nano Dimension to the board of directors of the Issuer.

Important Information

The potential tender offer by Nano Dimension and/or a subsidiary or affiliate thereof for the outstanding shares of Stratasys referenced in this communication has not yet commenced. This document is for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell shares of Stratasys’ ordinary shares, nor is it a substitute for the tender offer materials that Nano Dimension and/or a subsidiary or affiliate thereof will file with the United States Securities and Exchange Commission (the “SEC”) on Schedule TO. None of Nano Dimension nor any subsidiary or affiliate thereof has committed to commence a tender offer. At the time any such tender offer is commenced, Nano Dimension and/or a subsidiary or affiliate thereof will file a Tender Offer Statement, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the SEC, and Stratasys will file a Solicitation/Recommendation Statement relating to such tender offer with the SEC. Stratasys’ shareholders are strongly advised to read these tender offer materials carefully and in their entirety if and when they become available, as they may be amended from time to time, because they will contain important information about such tender offer that Stratasys’ shareholders should consider prior to making any decisions with respect to such tender offer. Once filed, shareholders of Stratasys will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov.

Forward looking statements

This document contains forward-looking statements related to an indicative non-binding indicative proposal by Nano Dimension to acquire the entire issued share capital of Stratasys not already owned by Nano Dimension that involves substantial risks and uncertainties that could cause any actual outcome to differ materially from those expressed or implied by such statements.

These forward-looking statements are subject to risks and uncertainties including, among other things, risks related to the ability of Nano Dimension and Stratasys to enter into a definitive agreement for a transaction, satisfaction or waiver of the conditions to closing of any transaction that is agreed to by Nano Dimension and Stratasys (including by reason of the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to whether and how many of Stratasys’ shareholders will tender their shares into any offer and the possibility that any agreed transaction does not close.

Exhibit Index

Exhibit	Description
99.1	Press Release issued by Nano Dimension Ltd. titled “Nano Dimension Revises Proposal to Acquire Stratasys for $20.05 in Cash and Accelerates M&A Strategy”, dated April 3, 2023.

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